CUSIP No. 918278-10-2                                               Page 1 of 11


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                                V-ONE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   918278-10-2
                                 (CUSIP Number)


                                  James F. Chen
                         1803 Research Blvd., Suite 305
                               Rockville, MD 20850
                                 (301) 838-8900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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CUSIP No. 918278-10-2                                              Page 2 of 11



                                  SCHEDULE 13D

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Chen Family Limited Partnership


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                            (b) ( )

3          SEC USE ONLY


4          SOURCE OF FUNDS

           PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           South Dakota


NUMBER     7              SOLE VOTING POWER
OF
SHARES                    None
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH       8              SHARED VOTING POWER

                          600,000


           9              SOLE DISPOSITIVE POWER

                          None


           10             SHARED DISPOSITIVE POWER

                          600,000


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           600,000

12         CHECK BOX IF THE AGGREGATE  AMOUNT  IN  ROW (11)   EXCLUDES   CERTAIN
           SHARES                                                            ( )


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.7%

14         TYPE OF REPORTING PERSON

           PN



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CUSIP No. 918278-10-2                                               Page 3 of 11


                                                 SCHEDULE 13D


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James F. Chen


2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) (x)
                                                                         (b) ( )

3       SEC USE ONLY


4       SOURCE OF FUNDS

        PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

        7             SOLE VOTING POWER
NUMBER
OF                    3,476,952*
SHARES
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH     8            SHARED VOTING POWER

                      879,100**


         9            SOLE DISPOSITIVE POWER

                      3,476,952*


        10            SHARED DISPOSITIVE POWER

                      879,100**

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,356,052


12      CHECK BOX  IF  THE  AGGREGATE   AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN
        SHARES                                                              (  )


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        34.0%

14      TYPE OF REPORTING PERSON

        IN


* Does not include 71,110 shares of Common Stock  registered in the name of Mary
S. Chen, Mr. Chen's wife, as trustee of a trust for the benefit of Mr. and Mrs. Chen's children, of which Mr. Chen disclaims beneficial ownership.

** Represents 600,000 shares of Common Stock owned by The Chen Family Limited Partnership, of which Mr. and Mrs. Chen hold a majority interest and 279,100 shares of Common Stock owned by The Chen Foundation, Inc. of which which Mr. and Mrs. Chen are the sole directors. Mr. Chen is currently the sole contributor to the Foundation.


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CUSIP No. 918278-10-2                                               Page 4 of 11



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Chen Foundation, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                         (b) ( )

3       SEC USE ONLY


4       SOURCE OF FUNDS

        PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


        7             SOLE VOTING POWER
NUMBER
OF                    279,100
SHARES
BENEFICIALLY
OWNED
BY
EACH
REPORTING
PERSON
WITH    8             SHARED VOTING POWER

                      None


        9             SOLE DISPOSITIVE POWER

                      279,100


        10            SHARED DISPOSITIVE POWER

                      None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        279,100


12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN
        SHARES                                                              ( )


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.2%


14      TYPE OF REPORTING PERSON

        OO



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CUSIP No. 918278-10-2                                               Page 5 of 11






                            Statement on Schedule 13D


     This statement amends and supplements the initial Statement on Schedule 13D ("Original Statement") of James F. Chen and The Chen Family Limited Partnership ("Partnership") filed with the Securities and Exchange Commission on May 20, 1997 with respect to the beneficial ownership by such persons of shares of common stock, $0.001 par value per share ("Common Stock"), of V-ONE Corporation, a Delaware corporation ("Issuer"). The filing of this Amendment No. 1 is occasioned by the transfer of shares to The Chen Foundation, Inc. ("Foundation") and the transfer of 75,000 shares as described in Item 5(c) below. Except as set forth below, the information contained in the Original Statement is unchanged.

     To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of James F. Chen, the Partnership and the Foundation.

ITEM 1. Security and Issuer.

     This amended Schedule 13D relates to shares of the Common Stock, $0.001 par value per share, of V-ONE Corporation, a Delaware corporation. The address of the Issuer's principal executive offices is 1803 Research Boulevard, Suite 305, Rockville, Maryland 20850.

ITEM 2. Identity and Background.

     This amended statement ("Amended Statement") is being filed jointly by James F. Chen, the Partnership and the Foundation.

     (a) James F. Chen is the founder, President, Chief Executive Officer, and director of V-ONE Corporation. He is a citizen of the United States. His principal business address is 1803 Research Boulevard, Suite 305, Rockville, Maryland 20850.

     (b) The Partnership is a limited partnership organized under the laws of the State of South Dakota and was established in order to provide certain investment opportunities for its partners. The sole general partner of the Partnership is JFMC, Inc., a Maryland Corporation. Mr. Chen and Mary S. Chen, his wife, jointly own all of the outstanding capital stock of JFMC, Inc. Mr. and Mrs. Chen are the sole shareholders of JFMC, Inc. Mr. Chen is the President and Chief Executive Officer, and Mrs. Chen is the Treasurer and Secretary, of JFMC, Inc. The principal place of business and the location of the principal office of the Partnership is 9924 Hall Road, Potomac, Maryland 20854.

     (c) The Foundation, a not-for-profit corporation organized under the laws of the state of Maryland, was established as a private foundation. The business address of the Foundation is 9924 Hall Road, Potomac, Maryland 20854. Mr. Chen is the Chairman of the Board, Chief Executive Officer and Secretary and Mrs. Chen is the President and Treasurer of the Foundation. The directors of the Foundation are Mr. Chen and Mrs. Chen.

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CUSIP No. 918278-10-2                                               Page 6 of 11


During the past five years, none of the foregoing parties has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In consideration for $10,000 paid by Mr. Chen to the Issuer on December 31, 1993, the Issuer issued 850,000 shares of Common Stock to Mr. Chen on February 21, 1994. As a result of a 10-for-1 stock split and a subsequent 2-for-3 reverse stock split of the Issuer's Common Stock, as well as several issuances by Mr. Chen to individuals and the Issuer, Mr. Chen currently owns beneficially 3,831,052 shares of Common Stock. The Partnership beneficially owns 600,000 shares of Common Stock, which were transferred to the Partnership by Mr. and Mrs. Chen. The Foundation beneficially owns 279,100 shares of Common Stock, which were transferred to the Foundation by Mr. Chen. Mr. Chen disclaims beneficial ownership of 71,110 shares of Common Stock that are registered in the name of Mrs. Chen as trustee of a trust for the benefit of Mr. and Mrs. Chen's children.

ITEM 4.       PURPOSE OF TRANSACTION.

     The acquisitions of Common Stock by James F. Chen were made in connection with the initial capitalization of the Issuer. Mr. and Mrs. Chen transferred 600,000 shares to the Partnership for estate planning purposes. Except as noted below, none of Mr. Chen, the Partnership or the Foundation has any present plans or proposals that relate to or would result in or cause:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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CUSIP No. 918278-10-2                                               Page 7 of 11


     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j)  any action similar to any of those enumerated above.

          In addition, the filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

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CUSIP No. 918278-10-2                                               Page 8 of 11


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) According to the Issuer, there were 12,803,045 shares of Common Stock outstanding as of May 12, 1997. James F. Chen currently owns beneficially 3,476,952 shares of the Issuer's Common Stock, representing 27.1% of the outstanding Common Stock. The Partnership directly owns 600,000 shares of Common Stock of the Issuer, representing 4.7% of the outstanding Common Stock. The
Foundation directly owns 279,100 shares of Common Stock of the Issuer, representing 2.2% of the outstanding Common Stock.

       (b) Mr. Chen has sole voting power and dispositive power over the 3,476,952 shares held by him.

       JFMC, Inc., the general partner of the Partnership, has sole voting and dispositive power over the 600,000 shares that the Partnership owns directly. Mr. and Mrs. Chen jointly own all of the outstanding capital stock of JFMC, Inc.

       Mr. and Mrs. Chen have sole voting and dispositive power over the 279,100 shares that the Foundation owns directly. Mr. and Mrs. Chen are the sole directors of the Foundation. Mr. Chen is currently the sole contributor to the Foundation.

       (c) Except as set forth below, none of Mr. Chen, the Partnership or the Foundation had effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Statement.

       At the time of the filing date of the Original Statement, Mr. Chen owned 3,831,052 shares of the Issuer. On May 30, 1997, Mr. Chen transferred 279,100 shares of Common Stock to the Foundation as a gift and transferred an additional 75,000 shares of Common Stock to an unaffiliated person in connection with the settlement of a dispute.

       (d) Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

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CUSIP No. 918278-10-2                                               Page 9 of 11


       (e) Item 5(e) is not applicable to this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 15, 1995, Scientek Corporation, through Hai Hua Cheng, a director of the Issuer, and C.C. Tsai, invested $500,000 in the Issuer in consideration for ownership of 15% of the Issuer's outstanding Common Stock after giving effect to this issuance. As further consideration for this investment, the Issuer issued 56,000 shares of Common Stock to a voting trust ("Voting Trust") for the benefit of Mr. Cheng, the majority owner of Scientek Corporation. Mr. Chen served as voting trustee for this trust under a Voting Trust Agreement dated January 1, 1996.

         The Voting Trust terminated upon consummation of the Issuer's initial public offering ("Offering") on October 29, 1996 and all 132,666 of the Voting Trust shares were transferred directly to Mr. Cheng. A copy of the Voting Trust Agreement was previously filed as an exhibit to the Original Statement, and its terms are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       (a) Joint Filing Agreement dated as of June 6, 1997.



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CUSIP No. 918278-10-2                                              Page 10 of 11


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 6, 1997


                                            JAMES F. CHEN


                                            By:/s/ James F. Chen
                                               ----------------------------
                                               James F. Chen



                                            THE CHEN FAMILY LIMITED PARTNERSHIP


                                            By: JFMC, Inc., its General Partner


                                            By:/s/ James F. Chen
                                               ---------------------------
                                               James F. Chen, Chairman,
                                               Chief Executive Officer and
                                               President


                                            THE CHEN FOUNDATION, INC.



                                            By:/s/ James F. Chen
                                               -----------------------
                                               James F. Chen, Chairman,
                                               Chief Executive Officer
                                               and Secretary




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CUSIP No. 918278-10-2                                              Page 11 of 11


Exhibit (a)

                             JOINT FILING AGREEMENT

     The undersigned each agree that (i) the Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of V-ONE Corporation is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on
Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 apply to each of them. This Agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

     EXECUTED as of June 6, 1997.


                                       JAMES F. CHEN


                                       By:/s/ James F. Chen
                                       ------------------------------------
                                       James F. Chen


                                       THE CHEN FAMILY LIMITED PARTNERSHIP


                                       By: JFMC, Inc., its General Partner


                                       By:/s/ James F. Chen
                                          ---------------------------------
                                          James F. Chen, Chairman,
                                             Chief Executive Officer
                                             and President


                                       THE CHEN FOUNDATION, INC.


                                       By:/s/ James F. Chen
                                          ---------------------------------
                                          James F. Chen, Chairman,
                                          Chief Executive Officer
                                          and Secretary